

Mail Stop 3561

March 19, 2009

Zhi Jian Zeng
Chief Executive Officer
Asian Trends Media Holdings, Inc.
Suite 1902, 19th Floor, Tower II, Kodak House
Quarry Bay, Hong Kong

> **Re:** **Asian Trends Media Holdings, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed March 17, 2009**
> **File No. 000-52020**

Dear Zhi Jian Zeng:

　　We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Amendment 1 to Item 4.01 8-K Filed March 17, 2009

1. Please revise the disclosure in the first paragraph to clearly state that the Board of Directors approved the change in accountants and disclose the dates you actually dismissed GHP Horwath, PC and engaged Madsen & Associates CPAs, Inc. Refer to paragraphs (a)(1)(i), (a)(1)(iii) and (a)(2) of Item 304 of Regulation S-K.

2. Please tell us why the date on the cover page differs from the date you dismissed Horwath and engaged Madsen or revise the date on the cover page to represent the date of the earliest event reported.

3. Please revise to clearly state whether Horwath's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

4. Please revise your disclosure in the third paragraph regarding the period during which there was no consultation with your new independent accountant to include the two most recent years and the subsequent interim period through the date the firm was engaged. Refer to Item 304(a)(2) of Regulation S-K.

5. Please note that you are also required to file an updated letter from GHP Horwath, PC stating whether the firm agrees with the statements made in any amendment to the filing in response to our comments and, if not, stating the respects in which the firm does not agree. The updated letter should be filed within two business days of its receipt or 10 business days after filing any amendment. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant